Exhibit 99.1

MY Expects Market Consolidation in China to Help WTG Prices in 2013

ZHONGSHAN, China, Feb. 1, 2013 — China Ming Yang Wind Power Group Limited (“Ming Yang” or the “Company”) (NYSE: MY), a leading wind turbine manufacturer in China, reiterated recent statements by its Chairman and Chief Executive Officer, Chuanwei Zhang, that market prices of 1.5 megawatt (“MW”) and 2.0MW domestic wind turbine generators (“WTG”) are expected to increase up to as much as RMB4,000 per kilowatt (“KW”) this year, and that Ming Yang currently expects to deliver 2.5 gigawatts (“GW”) of WTGs in 2013, including domestic and overseas markets.

The Company stated that it is working with Reliance Power Limited of India with the aim to install 2.5GW of generation capacity over three years with financing support from China Development Bank Corp. Ming Yang expects to deliver 400MW of combined capacity in overseas markets in 2013 by providing engineering, procurement and construction (“EPC”) services as well as WTGs to customers in India and eastern Europe, out of which 300MW is expected to be with Reliance Power Limited.

Ming Yang also plans to deliver WTGs to two off-shore wind power projects in Guangdong Province in China in 2013, each expected to have 200MW of capacity.

“The market has been consolidating after a number of turbine manufacturers closed down or suspended production due to uncompetitive products,” said Mr. Zhang. “Developers are choosing products with higher power-generation capability and lower cost per kilowatt-hour rather than those with the cheapest prices. We aim to continue to expand our market share in both domestic and international markets by offering Ming Yang’s quality products and innovative total solutions such as EPC services.”

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “to be,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “goal,” “aim,” “strategy” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Ming Yang’s control, which may cause Ming Yang’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Transactions contemplated in this press release also involve risks and uncertainties and are subject to changes and developments. Actual results or events may differ from those anticipated or predicted in this press release, and the differences may be material. Further information regarding these and other risks, uncertainties or factors is included in Ming Yang’s filings with the U.S. Securities and Exchange Commission. Ming Yang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About China Ming Yang Wind Power Group Limited

China Ming Yang Wind Power Group Limited (NYSE: MY) is a leading and fast-growing wind turbine manufacturer in China, focusing on designing, manufacturing, selling and servicing megawatt-class wind turbines. Ming Yang produces advanced, highly adaptable wind turbines with high energy output and provides customers with comprehensive post-sales services. Ming Yang cooperates with aerodyne Energiesysteme, one of the world’s leading wind turbine design firms based in Germany, to co-develop wind turbines. In terms of newly installed capacity, Ming Yang was a top 10 wind turbine manufacturer worldwide and the largest non-state owned wind turbine manufacturer in China in 2011.

For further information, please visit the Company’s website: ir.mywind.com.cn.

For investor and media inquiries, please contact:

China Ming Yang Wind Power Group Limited

Beatrice Li

+86-760-2813-8898

ir@mywind.com.cn

http://ir.mywind.com.cn

Fleishman-Hillard

Nora Yong

+852-2530-0228

mingyang@fleishman.com

SOURCE China Ming Yang Wind Power Group Limited